Form C

Cover Page

Name of issuer:

Cornbread CBD, PBC

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: KY
Date of organization: 1/31/2019

Physical address of issuer:

965 Baxter Ave
Suite 203
Louisville KY 40204

Website of issuer:

https://www.cornbreadhemp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$107,000.00

Deadline to reach the target offering amount:

8/7/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$90,111.87	$0.00
Cash & Cash Equivalents:	$27,544.74	$0.00
Accounts Receivable:	$9,268.81	$0.00
Short-term Debt:	$23,087.84	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$180,907.27	$0.00
Cost of Goods Sold:	$99,968.20	$0.00
Taxes Paid:	$847.22	$0.00
Net Income:	($33,000.97)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cornbread CBD, PBC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eric J Zipperle	President	Cornbread Hemp	2019
Jim Higdon	co-founder	Cornbread Hemp	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jim Higdon	Vice President	2019
Eric Zipperle	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James C Higdon	288.0 Common	37.89
Eric J Zipperle	288.0 Common	37.89

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Reliance on Third Party Growers. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD products will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem.

Reliance on Third Party Processors. The Corporation will not process any green hemp materials, and therefore the Corporation will rely on one or more third parties to process the hemp. As such, there can be no assurance that these processors will be able to produce consistent, top of the line products that customers will purchase, or that the processors will sell to the Corporation. CBD generally remains a Schedule I controlled substance. There is a narrow exception for CBD produced in a manner consistent with the 2018 federal Farm Bill, associated federal regulations, and associated state regulations. There is no assurance that the Corporation's third-party processors will comply with applicable laws and regulations.

Reliance on the Management Team. The Corporation will be managed by Eric J. Zipperle, as President, and James Cecil Higdon, III, as Vice President (the "Management Team"). The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business.

Marketing Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google Adwords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to the current marketing model (Instagram) will not change. As the market changes every day, new rules and regulations are being implemented that could have a negative effect on the Corporation and its profitability.

Restrictions on Promoting CBD Products. The FDA and the pharmaceutical industry have grown increasingly concerned at the proliferation of CBD products claiming to treat or cure certain diseases or conditions. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a chilling effect on sales and could expose the Corporation to litigation.

Hemp Industry Risks Generally. The Corporation's business will be subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

Potential Regulation of the Hemp Industry. There has not been any significant discussion recently regarding enhanced governmental scrutiny and/or increased regulation of the hemp industry. However, it is uncertain what form and in what jurisdictions such enhanced scrutiny, if any, ultimately may take. As a result, there can be no assurance that the foregoing will not have an adverse impact on the Corporation or otherwise impede the Corporation's ability to effectively achieve its business objectives.

Problems with.Shared State-Federal Regulatory Power. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level or both could adversely affect the Corporation.

Backlash from the Healthcare Industry. Existing players in the U.S. health care system who could lose sales volume or revenues due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

General Economic and Market Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. Further, the Corporation's strategy relies, in part, upon local hemp farmers outperforming other geographical areas. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

Highly Competitive Market. The activity of buying a large amount of hemp CBD inventory for resale is highly competitive and involves a high degree of uncertainty. The Corporation will be competing for customers with other local and national hemp CBD brands, as well as the numerous large players that continue to enter the market every day. Hemp CBD is a limited commodity, and there can be no assurance that a large scale retailer will not buy the entire supply, leaving small businesses out of business. There can be no assurance that governmental intervention into the market will not have a negative impact on the profitability and success of the Corporation.

Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable income could adversely impact the Corporation.

No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the Stock. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Accordingly, an investment in the Corporation should only be considered by persons who can afford a loss of their entire investment.

Public Benefit Corporation Risks. The Corporation is a public benefit corporation, meaning the Corporation takes into account the interest of all stakeholders, not just shareholders. As such, the Corporation will make decisions based on the morality and efficacy of the issue at hand, and not necessarily the profitability of such decision. Therefore, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives are accounted for and realized.

Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its stock other than in accordance with existing ownership percentages, a Shareholder's ownership interest in the Corporation will be diluted.

No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business.

Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability and workers compensation insurance with limits and policy specifications that Company Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of Kentucky grown hemp that would be detrimental to the availability of Cornbread CBD products.

Banking Risks. There have been many stories of certain banks suddenly shutting down and freezing certain accounts. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

FDA could never issue regulations, which prevents major retailers from stocking CBD, which causes the CBD market to shrivel on the vine.

Coronavirus's effect on the economy causes the CBD industry irreparable harm due to a sharp dip in consumer spending.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:

33% Inventory Expansion / R&D

33% Payroll & Staff Expansion

29% Marketing Initiatives

5% Wefunder intermediary fee

If we raise: **$107,000**

Use of Proceeds:

25% Inventory Expansion / R&D

25% Payroll & Staff Expansion

45% Marketing Initiatives

5% Wefunder intermediary fee

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $4,000,000.00 valuation cap; 15.000% discount; 8% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $50,000.00

Valuation Cap: $4,000,000.00

Discount Rate: 85%

Maturity Date: 24 months from the Effective Date.

Investors: A "Major Investor" shall be an Investor that purchases a Note or Notes with an aggregate original principal balance of $10,000.00 or more.

Interest Rate: 8%

Early-Bird: Investors investing in the first $60,000.00, will receive a valuation cap of $3,500,000.00

Conversion and Repayment

(a) Conversion upon a Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall convert the outstanding principal amount of this Note and any unpaid accrued interest into shares of Preferred Stock of the Company ("Preferred Shares") at a conversion price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of equity securities of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (the "Equity Shares"). A "Change of Control" means: (1) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (2) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; (3) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; or (4) the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Act; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

(b) Conversion upon a Qualified Financing.
In the event that the Company issues and sells Equity Shares to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than ONE MILLION dollars ($1,000,000) (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Preferred Shares at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Shares by the Investors in the Qualified Financing multiplied by the Discount Rate, and (ii) the quotient resulting from dividing $4,000,000 by the number of outstanding Equity Shares of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Equity Shares and exercise of all outstanding options and warrants, but excluding the Equity Shares of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Shares are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of Preferred Stock having the identical or similar rights, privileges, preferences and restrictions as the Equity Shares issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of pricebased anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(c) Conversion At or After Maturity.
In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall, upon the election of the majority of Holders prior to the Maturity Date, either: (i) require the Company to pay the outstanding principal amount of the Note plus any unpaid accrued interest; or (ii) convert the Notes into Preferred Shares at a conversion price equal to the quotient resulting from dividing $4,000,000 by the number of outstanding shares of Equity Shares of the Company as of the Maturity Date.

(d) Procedure for Conversion.
In connection with any conversion of this Note into Preferred Shares, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company. The Company shall not be required to issue or deliver the Preferred Shares until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into Preferred Shares, in lieu of any fractional Preferred Shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts. To secure the Holder's obligations to execute and deliver the documentation required by this subsection, the Holder hereby appoints the Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all such documentation required by this subsection if, and only if, the Holder fails to execute or deliver such documentation as required by this subsection. The power granted by the Holder pursuant to this subsection is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, and is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

Pro Rata Rights: *Private Sales for Major Investors.* Investors who invest at least $10,000.00 and are "accredited investors" will receive the right to purchase a pro-rata share of privately placed securities occurring after an equity offering covered by the Notes.

Irrevocable Proxy; SPV Reorganization

(1) If the Holder is not a Major Investor, the Holder hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder: a) give and receive notices and communications; b) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument; and c) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing, including the amendment and waiver of any terms of this note in accord with Section 6.(e) of the Note. The proxy and power granted by the Holder pursuant to this subsection (viii) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Qualified Financing, in which case the terms of subsection (viii)(2). will thereafter govern. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this subsection (viii)(1)c. and subsection (viii)(2) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(2) If the Holder is not a Major Investor, after the date of the final closing of an Qualified Financing, the Holder hereby appoints, and shall appoint in the future upon request, the then current Chief Executive Officer of the Company (the "CEO"), as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder: a) vote all Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Preferred Stock vote; b) give and receive notices and communications; c) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument; and d) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this subsection (viii)(2)d. are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding shares of the Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this subsection (viii)(2)d. and subsection (viii)(3) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(3) If the Holder is not a Major Investor: a. Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Holder's true and lawful proxy and attorney pursuant to subsection (viii) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Holder otherwise exist against the Proxy. The Holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Holder or otherwise. The Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. b. A decision, act, consent or instruction of the Proxy constitutes a decision of the Holder and is final, binding and conclusive upon the Holder. The Company, members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Holder. The Company, members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Designated Lead Investor provided that all holders of the notice are given prompt written notice of such waivers and amendments.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1000	720	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	40 Common Stock Shares

Describe any other rights:

The Company has to authorize Preferred Stock, which investors would receive in this Offering if the convertible note converts. Preferred Stock has liquidation preferences over Common Stock, but Investors in this Offering will not be receiving voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to
the lesser of (i)
85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing
or (ii) the price equal to the quotient of the valuation cap of $4,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2019	Section 4(a)(2)	Common stock	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Larry Doyle
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/31/19
Relationship	Angel Investor

Larry Doyle purchased 20% off the shares of Cornbread Hemp on January 31, 2019. Cornbread Hemp retains the option to purchase back 10% of the shares for $100,000 before July 31, 2020.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cornbread Hemp provides Kentucky-grown USDA certified organic CBD oils and other full spectrum hemp wellness products that are shipped directly to customers from our website as well as distributed to top-tier health food stores, pharmacies, and co-ops across America.

In five years, Cornbread Hemp hopes to be the go-to CBD brand for every age group from Boomers to Millennials, and their pets. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account (an account with 50+ stores) that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers like Fresh Market, Whole Foods, and more.

We are licensed to sell CBD oils derived from the hemp plant (versus marijuana) AND do not also sell products with THC (as it is not federally legal).

Milestones

Cornbread CBD, PBC was incorporated in the State of Kentucky in January 2019.

Since then, we have:

- Averaging $4-6K in monthly profits since the $100K initial investment 1 year ago.
- Kentucky's first-ever provider of USDA organic cannabidiol (CBD) products.
- Sold in over 100 retail stores in 10 states.
- 52% Revenue Growth from 2019 to 2020
- Certified by United States Department of Agriculture (USDA).

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $180,907.27.
- *Assets.* As of March 31, 2020, the Company had total assets of $90,111.87, including $27,544.74 in cash.
- *Net Income.* The Company has had a net loss of $33,000.97 for 2019.
- *Liabilities.* The Company's liabilities totaled $23,087.84 for 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $100,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cornbread CBD, PBC cash in hand is $33,740, as of March 2020. Over the last three months, revenues have averaged $26,250/month, cost of goods sold has averaged $8,773/month, and operational expenses have averaged $11,970/month, for an average net margin of $5,507 per month. We are currently profitable.

Our financials were prepared before the onset of the COVID-19 outbreak, however we have seen very little impact on our sales as of now. Because our products are certified organic, they are sold in health food stores and pharmacies which remain open as a part of critical infrastructure. This, along with our commitment to content and email marketing to our website, is what will keep us alive through this uncertain time.

Before the onset of the COVID-19 outbreak, our revenues averaged 50% from online sales and 50% from sales to wholesalers and retailers. As some retailers must close, we expect our sales to change into 60% online and 40% retail for the next few months. After we can begin to approach new retailers for sales again, we will start to once again grow our channel of health food stores, pharmacies, and co-ops.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jim Higdon, certify that:

(1) the financial statements of Cornbread CBD, PBC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Cornbread CBD, PBC included in this Form reflects accurately the information reported on the tax return for Cornbread CBD, PBC filed for the fiscal year ended 2019.

Jim Higdon
co-founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.cornbreadhemp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Cornbread Hemp Early Bird Convertible Note
Cornbread Hemp Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Eric J Zipperle
Eric Zipperle
Jim Higdon

Appendix E: Supporting Documents